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                            September 5, 2023

       Marc Balkin
       Chief Executive Officer
       Newcourt Acquisition Corp
       2201 Broadway
       Suite 705
       Oakland , CA

                                                        Re: Newcourt
Acquisition Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 23,
2023
                                                            File No. 001-40929

       Dear Marc Balkin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Ex-31.1 and 31.2
       302 Certifications, page 1

   1. Please amend your 10-K to provide revised 302 certifications that properly include item
                                                        4(b). In doing so,
please refile the Form 10-K in its entirety, along with updated certifications that are
currently dated and refer to the Form 10-K/A.
 Marc Balkin
FirstName LastNameMarc
Newcourt Acquisition CorpBalkin
Comapany 5,
September NameNewcourt
             2023        Acquisition Corp
September
Page 2    5, 2023 Page 2
FirstName LastName
Item 9A. Controls and Procedures
Management's Report on Internal Controls over Financial Reporting, page 34

2. You did not provide management's assessment regarding internal control over financial reporting despite a statement at page 25 that you are required to evaluate your internal control procedures for the fiscal year ending December 31, 2022 as required by the
         Sarbanes-Oxley Act. Please amend your 10-K to include a management's assessment regarding internal control over financial reporting as required. Refer to Item 308 of
         Regulation S-K.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounting for Warrants, page F-12

3. You appear to have reported the public and private place warrants as derivative warrant liabilities on the balance sheets; however, you also state here that The Company concluded that the Public Warrants and Private Placement Warrants issued pursuant to the
         warrant agreement qualify for equity accounting treatment.    Please
revise to reconcile the
         apparent inconsistency.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences